SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                             STADARD FORM TR-1
       VOTING RIGHTS ATTACHED TO SHARES- ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS - ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: RyanAir Holdings

2. Reason for the notification (please tick the appropriate box or boxes):
[x] an acquisition or disposal of voting rights
[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
            [  ]        an event changingthe breakdown of votingrights

3.         Full name of person(s)subject to the notification obligationiii:
            HSBC Holdings plc

4.         Fullname of shareholder(s) (if different from 3.)iv:
              HSBC Bank plc
              HSBC Global Asset Management (France)
             HSBC Global Asset Management (International) Limited
             HSBC Global Asset Management (UK) Limited
            HSBC Investment Management
            HSBC Trust Company (UK) Limited
           INKA Internationale Kapitalanlagegesellschft mbH, Dusseldorf

5. Date of the transaction and date on which the threshold iscrossed or reachedv:
5th January 2015

6.     Date on which issuer notified;
        9th January  2015

7.    Threshold(s) that is/are crossedor reached:
      Above 7%

8.   Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transactionvii
	Number of Sharesviii	Number of Voting rightsix	Number of sharesx	Number of voting rightsxi		% of voting rights
			Direct	Directxii	Indirect xiii	Direct	Indirect
IE00B1GKF381	85,847,736	85,847,736	86,145,802	86,145,802	11,918,551	6.209%	0.859%

SUBTOTAL A (based on aggregate voting rights)				98,064,353		7.069%

B) Financial Instruments
Resulting situation after the triggering transactionxiv
Type of financial instrument	Expiration Datexv	Exercise/Conversion Period/ Datexvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
98,064,353	98,064,353	7.069%

9.         Chain of controlledundertakings through which the votingrights and/or the financial instruments are effectively held, if applicablexvii:

10.       In case of proxy voting: [name of the proxyholder] will cease to hold [number] voting rights as of [date].

11.       Additional information: Done at London on 9th Jan 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 January 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary